June 6, 2007

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Mr. Larry Spirgel

Re:    Sun Healthcare Group, Inc.
Form 10-K: For the fiscal year ended December 31, 2006
Form 8-K: Report dated March 9, 2007
Form 8-K: Report dated March 12, 2007
Commission file #: 0-49663

Ladies and Gentlemen:

The purpose of this letter is to respond to the comments forwarded in your letter dated May 23, 2007, regarding your review of the aforementioned filings with the Securities and Exchange Commission. For ease of reference, each paragraph number in this letter corresponds to the same paragraph number in your letter. We are providing drafts of pages of our proposed Form 10-K/A for the year ended December 31, 2006 (the “Form 10-K/A”) that include the additional disclosures referred to in our responses. These draft pages are being provided to the Staff pursuant to a request for confidential treatment under Rule 83. We intend to file the Form 10-K/A if our proposed changes are acceptable to the Staff. We also intend to file a Form 10-Q/A for the quarter ended March 31, 2007 that will reflect revised disclosures consistent with the additional disclosures in the Form 10-K/A, where appropriate. Unless otherwise stated, all dollar amounts in this letter are in thousands.

Form 10-K: For the fiscal year ended December 31, 2006

Comment 1:
Item 7 - Management’s Discussion and Analysis
Results of Operations, Page 25
Please revise to provide a detailed discussion of each of your costs and expenses line items on a consolidated basis prior to your segment results discussion.

Response:
Our management’s discussion and analysis on the results of our operations was prepared in a manner which emphasized our three business segments. It is important to note that our Inpatient Services segment comprises the large majority of our consolidated operating results (e.g., in 2006 our

Inpatient Services segment represented 84% of total consolidated net revenues, 63% of total consolidated assets, and essentially all of our consolidated net income).

Based on the relative significance of our Inpatient Services segment, we believe our disclosure for the operating results of our Inpatient Services segment effectively serves as proper disclosure of our consolidated company operating results. Due to this fact, we have focused the discussion of our consolidated company operating results on the key components of our consolidated net income. However, we do agree that a detailed discussion of each of our costs and expense line items on a consolidated basis prior to their individual segment discussions would further enhance our disclosure. As such, we have revised our management’s discussion and analysis on pages 25 through 27 and 31 through 32 of the Form 10-K/A.

Comment 2:
Item 7 - Management’s Discussion and Analysis
Liquidity and Capital Resources, Page 36
Please revise to describe how cash flows from discontinued operations are reflected in your cash flow statements, and if material, quantify those cash flows if they are not separately identified in those statements. In addition, describe how you expect the absence of cash flows, or absence of negative cash flows, related to the discontinued operations to impact your future liquidity and capital resources, and discuss any significant past, present, or upcoming cash uses as a result of discontinuing the operation.

Response:
We have revised our Liquidity and Capital Resources disclosure on page 36 of the Form 10-K/A to disclose that we do not depend on cash flows from discontinued operations to provide for future liquidity. Please note that we believe the only material cash flow component of our discontinued operations in 2006 related to our $22,009 of cash proceeds received from the sale of our home health business classified as an asset held for sale. The $22,009 of sale proceeds were separately identified on our Consolidated Statements of Cash Flows as a financing cash flow, not an operating cash flow. Other than these sale proceeds, we concluded that all other 2006 cash flow activity from discontinued operations was not material to our operations as net cash flows used by discontinued operations were $99 (comprised of operating cash flows from discontinued operations of $1,316, which were a source of funds, investing cash flows from discontinued operations of $1,415, which were a use of funds, and financing cash flows from discontinued operations of $0).

Based on the insignificance of the cash flows from discontinued operations, we have not separately disclosed these amounts. Additionally, the amounts of cash flows from discontinued operations are combined with our cash flows from continuing operations in our Consolidated Statements of Cash Flows. We have disclosed our combined treatment on the face of our Consolidated Statements of Cash Flows under the third line item, which is titled “Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities, including discontinued operations.”

Comment 3:
Item 7 - Management’s Discussion and Analysis
Critical Accounting Policies, Page 40
We note your statement under net revenues that differences between the net amounts accrued and subsequent settlements or estimates of expected settlements are reflected in current results of operations, when determined. Please provide us with, and revise to disclose, any adjustments made during each of the periods presented in your financial statements.

Response:
We believe our disclosure on net revenues and subsequent settlements is in accordance with the requirements of the AICPA Audit and Accounting Guide for Health Care Organizations (the “Guide”) and the AICPA Statement of Position 00-1 “Auditing Health Care Third Party Revenues and Related Receivables,” (“SOP 00-1”). Our disclosure is also consistent with industry practice. Specifically, SOP 00-1, paragraph 36 states “Differences between original estimates and subsequent revisions might arise due to final settlements, ongoing audits and investigations, or passage of time in relation to the statute of limitations. The Guide (paragraph 5.07) requires that these differences be included in the statement of operations in the period in which the revisions are made and disclosed, if material.”

We concluded that, in accordance with the Guide and SOP 00-1, the impact of our required revisions to subsequent settlements or estimates of expected settlements on net revenues in 2006 ($1,442, or 0.1% of net revenues), 2005 ($1,968, or 0.3% of net revenues) and 2004 ($3,774, or 0.5% of net revenues) was immaterial in each of those years and thus we did not separately disclose the impact of these settlement changes.

Comment 4:
Item 7 - Management’s Discussion and Analysis
Critical Accounting Policies, Page 40
We note your statement in the last paragraph that accounts receivable as of December 31, 2006 for divested operations were fully reserved. Tell us why you believe that such receivables should be fully reserved, whether you retain all accounts receivables relating to facilities that have been divested and the amount that was fully reserved as of December 31, 2006.

Response:
Our retention of accounts receivable related to divested facilities varies with the terms of the particular transaction. In certain cases, the receivables are sold with the facility. Conversely, in certain other transactions we retain the receivables. In those latter transactions, we have determined a full reserve on the retained receivables is necessary at December 31, 2006, as the likelihood of collection is minimal since we no longer control the day-to-day operations of the business, significantly reducing the effectiveness of our collection efforts. The receivables, and thus the full reserve, at December 31, 2006, totaled $2,018.

Comment 5:	Financial Statements Consolidated Statement of Operations, Page F-7 Please revise to present costs and expenses applicable to your net revenues to comply with Rule 5-03(b)(2) of Regulation S-X.

Response:
We believe that the manner in which our operating results are currently shown best reflects to the readers of our financial statements the results of our operations in accordance with the customary and widely accepted guidance for our industry, the AICPA Audit and Accounting Guide for Health Care Organizations. Specifically, Appendix A of the Guide provides examples of illustrative financial statements, wherein no gross margin line item is presented. Rather, the Guide’s illustrative financial statements, which also drives healthcare industry practice in this regard, separately identifies net revenues and related operating expenses by significant type.

We have considered the Guide’s illustrative financial statements and other registrants’ financial statements in the preparation of our financial statements and believe the financial statements shown in our Form 10-K filing to most appropriately reflect the results of our operations in the manner expected by the readers of our financial statements. Accordingly, we do not believe any revision to our financial statements or related disclosures is required.

Comment 6:
Financial Statements
Consolidated Statement of Operations, Page F-7
Tell us why you believe your presentation of “interest, net” complies with Rule 5-03 of Regulation S-X. Otherwise, please revise your disclosures accordingly.

Response:
During the years ended December 31, 2006, 2005 and 2004, we had interest income of $403, $442, and $720, respectively, netted against interest expense. These amounts were not considered material and thus not separately disclosed in our filing. To the extent interest income is considered material in future periods, we will separately disclose such amounts in our Notes to Consolidated Financial Statements.

Comment 7:
Financial Statements
Note 7 - Acquisitions, Page F-17
We note that you referred to a third party valuation firm herein (and elsewhere in your filing) and additionally, to independent actuaries on page F-27. While you are not required to make reference to a third party appraiser or expert, when you do you should disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the expert, please revise the disclosures to explain the theoretical models and assumptions used by you to determine the valuation.

Response:
On pages F-17 through F-18 and F-28 through F-29 of the Form 10-K/A, we have revised the disclosure to delete the reference to the valuation firm and independent actuaries and have added disclosures explaining the models and significant assumptions used by us to determine the valuations. We have also updated management’s discussion and analysis for “Critical Accounting Estimates” on pages 40 through 42 and “Note 3(i) - Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements on page F-13 to discuss our accounting policy for insurance reserves.

Comment 8:
Financial Statements
Note 8 - Intangible and Long-Lived Assets
(b) Impairment of Intangible Assets
Goodwill, Page F-20
We note your disclosure herein and on page 41 regarding your determination of a reporting unit. Please identify for us your reporting units, and addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you identified those reporting units. Also, please:

• Describe what you mean by “division level.”
• Tell us and disclose why Inpatient facilities are the exception to your general policy.
• Tell us how your qualifying criteria for a reporting unit are consistent with the definition of a reporting unit in paragraph 30 of SFAS 142. In this regard, we note that each reporting unit “provides services that are distinct from the other components of the operating segment and are reviewed at the divisional level.”

Response:
On pages 41, 42 and F-21 of the Form 10-K/A, we have revised the disclosure to define our “division level” and also to clarify what constitutes our Inpatient Services segment. Our previous disclosure attempted to address the term “divisional level” as a means of describing two geographical reporting units or “divisions” which comprise our Inpatient Services segment - our eastern division and our western division. It was not intended to suggest there was an “exception.” Our Inpatient Services segment comprises the substantial majority of our total consolidated company financial results as exhibited by that segment’s 2006 net revenues, which are 84% of 2006 consolidated net revenues, 2006 net segment income, which is 86.4% of 2006 net segment income (excluding the Corporate segment), and 2006 total identifiable segment assets, which are 63% of 2006 total consolidated assets.

The disclosure on pages 41, 42 and F-21 of the Form 10-K/A has been revised to indicate that our Inpatient Services segment is not an exception to our general policy on impairment analysis. Rather, we analyzed our

Inpatient Services segment at the reporting unit or, as we refer to it, the “division level” (i.e., east and west division levels). We believe our determination of separate reporting units is in compliance with paragraph 30 of SFAS 142 which states “A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. The relevant provisions of SFAS 131 and related interpretive literature shall be used to determine the reporting units of an entity.”

Comment 9:
Financial Statements
Note 8 - Intangible and Long-Lived Assets
(b) Impairment of Intangible Assets
Goodwill, Page F-20
In lieu of narrative, please provide a summary schedule that reflects the changes in the carrying amount of goodwill during the period. Refer to paragraph 45(c) of SFAS 142.

Response:
We have revised our Note 8 on page F-19 of the Form 10-K/A in response to the Staff’s comment. Additionally, under “Note 7 - Acquisitions” on pages F-18 through F-19 of the Form 10-K/A, we have disclosed the amount of goodwill by acquisition.

Comment 10:
Financial Statements
Note 11 - Commitments and Contingencies
(c) Insurance, Page F-27
Please tell us and disclose the underlying actuarial assumptions that led to a reduction in the reserves for self-insurance. We note on page 26 your reference to “incidents in prior periods.” Were these reserves reduced as a result of actual settlements of claims for amounts less than previously estimated?

Response:
Our case reserves are established for workers compensation claims and general and professional liability claims within a reasonable period after they are reported based on all of the available information. These case reserves are reviewed and updated periodically as new information becomes available. Where appropriate we consult with third party claims adjusters and outside counsel to assist our evaluation of the individual case reserves. It is also important to note that case reserves provide the basis for our total self-insurance reserves which also include development factors and provisions for losses incurred but not reported.

We have revised our Note 3 and Note 11 disclosure on pages F-13, F-28 and F-29 of the Form 10-K/A in response to the Staff’s comment. Additionally, we have updated management’s discussion and analysis of “Critical Accounting Estimates - Insurance” on pages 40 through 41.

Comment 11:	Financial Statements Note 11 - Commitments and Contingencies (c) Insurance, Page F-27 Please tell us, and revise to disclose, the claims paid for each period presented in your financial statements.

Response:
The Form 10-K/A contains the additional requested disclosure in Note 11(c) - Commitments and Contingencies - Insurance (see pages F-28 through F-29). Paid claims for workers compensation for 2006, 2005 and 2004 were $17,700, $14,300 and $19,700, respectively. Paid claims for general and professional liability for 2006, 2005 and 2004 were $20,900, $19,400 and $22,200, respectively.

Comment 12:
Financial Statements
Note 11 - Commitments and Contingencies
(c) Insurance, Page F-27
Tell us why you do not present a separate caption for the non-cash benefit arising from the reduction of self-insured reserves for each period presented in your consolidated statements of cash flows.

Response:
Please see our response to Comment 11 above, as additional supporting information, which is relevant to this comment. We believe that our revised disclosure on cash claims paid pursuant to Comment 11 coupled with our already existing disclosure regarding our recording of certain non-cash self insurance reserve adjustments (please reference Note 11(c), pages F-28 through F-29) provides the relevant cash and non-cash information related to our self-insurance reserve activity. Accordingly, we do not believe any additional disclosure is required in this instance.

Comment 13:
Financial Statements
Note 11 - Commitments and Contingencies
(c) Insurance, Page F-27
It appears that your workers’ compensation liability is discounted whereas the accrued general and professional liability is not. Please:

• Tell us why you believe it is appropriate to utilize a discount rate to measure your workers’ compensation liability, how you selected that discount rate and why you believe that discount rate is appropriate.
• Tell us, and revise to disclose, the methods and significant assumptions used to determine the liabilities for each.
Response:
We have consistently discounted our workers compensation reserves since 2002 consistent with the guidance inlcuded in Chapter 8 “Commitments and Contingencies” of the Guide. Due to the indemnity nature of workers compensation claims, the payout period averages between five and eight years. The payout pattern is reliably determinable based on historical experience and industry trends. As required by our primary workers compensation insurance carrier, the discounted workers reserve balance is fully collateralized with either cash or letters of credit. We use a discount rate of 4.0% which is less then the risk free treasury rate of 4.6%. We also engage independent third-party actuaries to assist us in developing expected future payout patterns for our existing workers compensation reserves. Our practice of discounting our workers compensation reserves, the discount rate and the impact of discounting the reserves have been historically disclosed by us and are disclosed on page F-28 of the Form 10-K/A.

We do not discount the general and professional liability because the payout pattern is not reliably determinable and the reserve balance is not significantly collateralized.

Comment 14:
Financial Statements
Note 11 - Commitments and Contingencies
(c) Insurance, Page F-27
We note your statement that at December 31, 2006, the discounting of these policy periods resulted in a reduction to your reserves of approximately $11.4 million. Tell us what you mean by this statement.

Response:
The $11.4 million reduction represents the difference between the actuarially determined undiscounted workers compensation reserves and the recorded discounted value. The discount is determined by applying the discount rate to the expected payout pattern as described above.

Comment 15:
Financial Statements
Note 11 - Commitments and Contingencies
(c) Insurance, Page F-27
We note your provision for insurance risks as disclosed on page F-28. Supplementally provide us with, and revise in future filings to provide, a rollforward of your provision for insurance risks regarding each of your professional liability and workers’ compensation.

Response:	We have revised our Note 11 disclosure on page F-28 through F-29 of the Form 10-K/A as requested and will include such disclosures in future filings.

Comment 16:
Financial Statements
Note 11 - Commitments and Contingencies
(c) Insurance, Page F-27
On page F-29, you disclose the current and non-current components of restricted cash. Tell us why it is appropriate to present restricted cash as a current asset in the balance sheet.

Response:
We have disclosed both the current and the non-current balances of our restricted cash reflected on our balance sheet in order to properly exhibit that portion of restricted cash we estimate will be paid out during the next 12 months in the form of cash payments in order to satisfy self-insurance claim obligations. We measure our estimate of the next 12 months of cash claim payments based a combination of several factors, including but not limited to actuarial analyses, internal evaluations of individual claims and their merits, industry loss development factors, historical paid claims information and nationwide nursing home trends. We believe our disclosure on this matter as reflected in our Form 10-K is correct and meaningful in that we disclose the fact that we estimate the amount of our restricted cash that will likely be used over the next 12 months to pay certain self-insurance claim obligations.

Comment 17:	Financial Statements Note 16 - Segment Information, Pages F-39 through F-41 Please disclose goodwill allocated to each reportable segment. Refer to paragraph 45 of SFAS 142.

Response:	Pages F-40 through F-42 of the Form 10-K/A contains the additional disclosure requested.

Form 8-K: Reported Dated March 9, 2007

Comment 18:
Exhibit 99.1
Consolidated Balance Sheets, Page 3
Please tell us your policy and underlying assumptions used to estimate the allowance for doubtful accounts. It is unclear to us why Harborside’s allowance for doubtful accounts reflected no material change between 2005 and 2006, despite the significant change in revenues.

Response:
We understand that the policy and underlying assumptions used to estimate the Harborside allowance for doubtful accounts were designed and followed by the former Harborside financial management team. Generally the employment of all the Harborside senior financial management team was terminated on the date of our Company’s acquisition of Harborside in April 2007.

While conducting our due diligence process on Harborside’s books and records, we obtained a general understanding of Harborside’s allowance for doubtful accounts policy and related underlying assumptions. Our understanding of Harborside’s allowance for doubtful accounts policy was that the policy required the allowance to be increased monthly by a factor equal to approximately 1.3% of consolidated net patient service revenues for the month, which was comparable to their historical write-off experience. Additionally, our understanding of the Harborside policy was that the allowance would be periodically reduced through write-offs of specific patient accounts receivable balances following the appropriate review and approval of write-off by Harborside financial and operational management.

During our Harborside due diligence process we noted no instances which caused us to believe this allowance for doubtful accounts policy was not being followed. As you have noted, Harborside net revenues have increased year over year between 2005 and 2006 while the allowance for bad debts has seemingly not increased proportionally. However, our due diligence indicated that a significant amount of bad debt write-offs totaling $9,108 were recorded as a reduction against the allowance for doubtful accounts during 2006. These write-offs effectively caused the allowance for doubtful accounts reserve measured at December 31, 2006 to appear to have experienced only a moderate increase when compared with the same period in 2005.

However, from an income statement perspective, given the significant change in revenues between 2005 and 2006, it is noted that the provision for bad debt as a percentage of net revenues increased by $3,118 in 2006 from a provision of $6,468 or 1.3% of revenues in 2005 to a provision of $9,587 or 1.6% of revenues in 2006. We have initiated a more detailed and comprehensive review of the patient accounts receivable we acquired in the Harborside acquisition. Following the completion of our comprehensive review we will consider any adjustment to the valuation of the Harborside patient accounts receivable.

Comment 19: Comment 20:
Exhibit 99.1
Consolidated Balance Sheets, Page 3
Please tell us the method and underlying assumptions used to estimate the workers’ compensation claims reserves. Also, tell us why it declined in 2006.

and

Exhibit 99.1
Consolidated Balance Sheets, Page 3
Please tell us the method and underlying assumptions used to estimate the general and professional liability insurance reserve.

Response:
Please see our response to Comment 18 above, as additional background information which is relevant to Comments 19 and 20 with respect to the prior management of Harborside and its related accounting policies.

While conducting our due diligence process on Harborside’s books and records, we obtained a general understanding of Harborside’s methods and assumptions used to estimate its workers compensation claims reserves and its general and professional liability insurance reserves (i.e., the “self-insurance reserves”). Our understanding of Harborside’s methods and underlying assumptions related to its self-insurance reserves are as follows.

Harborside management evaluated the adequacy of its self-insurance reserves annually at the end of its fiscal year. Harborside management engaged independent third-party actuaries to assist them in the evaluation. Harborside management used generally accepted actuarial methods in evaluating workers compensation reserves and general and professional liability reserves. For both the workers compensation reserves and the general and professional liability reserves, those methods included reported and paid loss development methods and the expected loss method. The foundation for each of these methods was Harborside’s actual historical reported and/or paid loss data. In cases where the historical data was not statistically credible, stable, or mature, Harborside management supplemented Harborside’s experience with industry benchmark reporting and payment patterns.

As noted earlier, the use of multiple methods tends to eliminate any biases that one particular method might have. The results of each of the methods is an estimate of ultimate losses which includes the case reserves plus an estimate for future development of these reserves based on past trends, and an estimate for losses incurred but not reported. These results were compared by accident year and an estimated unpaid losses and allocated loss adjustment expense was determined for the open accident years based on Harborside’s management judgment reflecting the range of estimates produced by the methods and the strengths and weaknesses of the methods.

During our Harborside due diligence process, we noted no instances which caused us to believe the Harborside method as it was explained to us was not being followed.

Comment 21:
Exhibit 99.1
Total Net Revenues, Page 7
We note the disclosure herein which states that: “Changes in estimated revenues due to connection with Medicare and Medicaid may be recorded by the Company subsequent to the year of origination and prior to final settlement based on improved estimates. Such adjustments and final settlements with third party payors, which could materially and adversely affect the Company, are reflected in operations at the time of the adjustment or settlement.” Tell us in greater detail what is meant by “improved estimates” and how they are derived. Please provide us with the amounts of any adjustments and or settlements made during each of the periods presented in your financial statements.

Response:
Please see our responses to Comments 3 and 18 above as additional background information which is relevant to this comment.

Based on our review of our due diligence files from our Harborside acquisition, we have limited insight into adjustments made, if any, by Harborside to settlements or expected settlements in 2006 and 2005. Based on our limited insight and based on the results of our pre-acquisition due diligence on Harborside, we were not made aware of any significant or material adjustments recorded by Harborside in 2006 or 2005.

Considering our response to Comment 3 above and based on our pre-acquisition due diligence, we therefore believe the disclosure on net revenues to be appropriate as no material adjustments were shared with us during our due diligence process as having occurred in 2006 or 2005. As we indicated in our response to Comment 3, we will prospectively disclose any material settlement adjustments to Harborside’s third party settlements, if one were to occur, in any future filing.

Form 8-K: Reported Dated March 12, 2007

Comment 22:
Exhibit 99.1
Unaudited Pro Forma Consolidated Financial Information as of December 31,
2006, Page 11
We note that you included pro forma adjustments for salaries and benefits based on estimated annual net cost savings. However, you also state that you may not be able to realize these estimated net cost savings. Considering that these savings are not factually supportable, please update your pro forma consolidated statements of operations to delete this adjustment. Refer to Rule 11-02(b) of Regulation S-X.

Response:
Our disclosure of estimated annual net cost savings on salaries and benefits was not intended to imply that these synergy costs are not factually supportable. These savings relate to specific head count reductions contemplated upon completion of the acquisition. Instead, the purpose of the disclosure was to caution readers that the savings will only be realized upon successful implementation of the Harborside integration plan. Successful implementation is always a contemplated risk and we believe we have the obligation to advise our financial statement readers of such risk, which is consistent with our Risk Factors in Item 1A. Prospectively, in future filings we will revise our disclosure to more clearly address matters such as this.

In connection with our response to your comments and as you have requested, by this signed letter we are providing you the below statement acknowledging the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments doe not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that we have been appropriately responsive to your comments and look forward to enhancing the quality of our future periodic filings based on the comments you have provided. Please feel free to call me at 949-255-7136 if you have any questions regarding this response.

Sincerely,

SUN HEALTHCARE GROUP, INC.

/s/ L. Bryan Shaul

By:	L. Bryan Shaul
Executive Vice President
and Chief Financial Officer

cc:	Mr. Kyle Moffatt
Ms. Kathryn Jacobson
Richard A. Boehmer, Esq.
O’Melveny & Myers LLP

Kenneth Bernstein
Ernst& Young LLP

CONFIDENTIAL TREATMENT REQUESTED BY SUN HEALTHCARE GROUP, INC

DRAFT PAGES OF FORM 10-K/A

[Omitted pursuant to confidential treatment request]